Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2024

Glyfada, Greece, June 07, 2024, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2024.

•	Revenue
o	$7.7 million in Q1 2024 compared to $8.6 million in Q1 2023
•	Adjusted EBITDA
o	$2 million in Q1 2024 compared to $1.3 million in Q1 2023
•	Time Charter Equivalent
o	$11,862 per day in Q1 2024 compared to $8,780 per day in Q1 2023

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of one Supramax, one Panamax, four Kamsarmax and one Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	63,742	Marshall Is.
Weighted Average Age: 10 Years as at March 31, 2024					517,487

Current Fleet Deployment

All our vessels are currently operating on short-term time charters, we generally consider as spot charters, the charters that are below one year in duration and/or are chartered on index linked basis (“on spot”).

Management Commentary

“Our first quarter in 2024 marked a significant milestone for our company with the delivery of our first new building, m/v GLBS Hero, an Ultramax fuel-efficient vessel. After a smooth delivery process in Japan, the vessel joined our fleet at the end of January and went into employment with a European charterer at an index linked rate of 122% of BSI 58 TC for a period of about 9 to about 11 months; We wish her safe and calm seas always! Additionally, we are pleased to report that our data so far indicates that the vessel is operating very well with much lower fuel consumption than other similar older vessels we owned in the past.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Furthermore, we are very excited for the upcoming delivery of our new fuel-efficient new buildings scheduled to join our fleet later in the year. We remain committed to renewing our fleet with only fuel-efficient modern vessels; an effort that began a few years ago and is now bearing fruit and has transformed the profile of our fleet.

During the first quarter the charter market gradually rose to healthy levels, and based on that we hope the market rises to a level that can come to be generally perceived as seasonally stronger in the second, third and fourth quarters.

The Company enjoys a healthy balance sheet which enables us to continue looking for ways to modernize and expand the fleet.

We believe that the steps we are taking to expand the fleet with fuel-efficient vessels of very good quality, will provide longevity to the fleet, good customer relations and retention as well as build up solid value and strength in our presence amongst others in the sector.

We remain committed in exploring ways of increasing shareholder value.”

Recent Developments

Delivery of new building vessel

On January 22, 2024, the Company paid the remaining $18.5 million at Nihon Shipyard Co. in Japan and on January 25, 2024, the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, which the Company had previously announced on May 10, 2022, and was named “m/v GLBS Hero”. The total cost of the new vessel was approximately $37.5 million.

Debt financing & Financial Liability

On February 23, 2024, the Company, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company drew down the amount of $2.8 million, being the 10% deposit of the purchase price.

On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

Sale of vessel

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners in or around June 2024.

Earnings Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2024	2023
Revenue	7,713	8,579
Net (loss)/income	(299)	2,586
Adjusted EBITDA (1)	2,008	1,341
Basic & diluted (loss)/income per common share (2)	(0.01)	0.13

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of common shares for the three-month period ended March 31, 2024, and 2023 was 20,582,301.

First Quarter of the Year 2024 compared to the First Quarter of the Year 2023

Net loss for the three-month period ended March 2024 amounted to $0.3 million or $0.01 basic and diluted loss per share based on 20,582,301 weighted average number of shares, compared to a net income of $2.6 million for the same period last year or $0.13 basic and diluted income per share based on 20,582,301 weighted average number of shares.

Revenue

During the three-month period ended March 31, 2024, and 2023, our Voyage revenues reached $7.6 million and $8.5 million respectively. The 11% decrease in Voyage revenues is mainly attributed to the decrease of the average number of vessels to 6.7 during the three-month period ended March 31, 2024, compared to an average number of 9 vessels for the same period in 2024. Daily Time Charter Equivalent rate (TCE) for the three-month period of 2024 was $11,862 per vessel per day against $8,780 per vessel per day during the same period in 2023 corresponding to an increase of 35%.

Fleet Summary data

	Three months ended March 31,
	2024	2023
Ownership days (1)	613	810
Available days (2)	613	783
Operating days (3)	604	777
Fleet utilization (4)	98.5%	99.3%
Average number of vessels (5)	6.7	9.0
Daily time charter equivalent (“TCE”) rate (6)	$11,862	$8,780
Daily operating expenses (7)	$5,104	$5,579

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended March 31,
Consolidated Condensed Statements of Operations:	2024	2023
(In thousands of U.S. dollars, except per share data)	(unaudited)
Total Revenue	7,713	8,579
Voyage and Operating vessel expenses	(3,480)	(6,133)
General and administrative expenses	(2,232)	(1,114)
Depreciation and amortization	(2,255)	(2,438)
Reversal of Impairment	-	4,400
Other income, net	7	9
Interest expense and finance cost, net	(464)	(506)
Gain/(Loss) on derivative financial instruments, net	412	(211)
Net (loss)/income for the period	(299)	2,586

Basic & diluted (loss)/income per share for the period (1)	(0.01)	0.13
Adjusted EBITDA (2)	2,008	1,341

(1) The weighted average number of shares for the three-month period ended March 31, 2024, and 2023 was 20,582,301.

(2) Adjusted EBITDA represents net earnings/(losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net (loss)/ income and net cash generated from operating activities for the periods presented:

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2024	2023
	(Unaudited)
Total Net (loss)/income for the period	(299)	2,586
Interest expense and finance cost, net	464	506
Loss/(Gain) on derivative financial instruments, net	(412)	211
Depreciation and amortization	2,255	2,438
Reversal of Impairment loss	-	(4,400)
Adjusted EBITDA	2,008	1,341
Payment of deferred dry-docking costs	(527)	(3,946)
Net (increase)/decrease in operating assets	(1,257)	76
Net increase/(decrease) in operating liabilities	1,202	(46)
Provision for staff retirement indemnities	67	27
Foreign exchange (losses)/ gains net, not attributed to cash and cash equivalents	-	(7)
Net cash generated from/(used in) operating activities	1,493	(2,555)

	Three months ended March 31,
(Expressed in thousands of U.S. dollars)	2024	2023
	(Unaudited)
Statement of cash flow data:
Net cash generated from/(used in) operating activities	1,493	(2,555)
Net cash used in investing activities	(19,123)	(3,354)
Net cash generated from/(used in) financing activities	116	(767)

	As at March 31,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and Advances for vessel purchase, net	165,514	147,803
Cash and cash equivalents (including restricted cash)	60,615	77,822
Other current and non-current assets	7,100	5,776
Total assets	233,229	231,401
Total equity	175,671	175,970
Total debt & Finance liabilities, net of unamortized debt discount	53,534	52,259
Other liabilities	4,024	3,172
Total equity and liabilities	233,229	231,401

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of seven dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 517,487 Dwt and a weighted average age of 10 years as at March 31, 2024.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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